Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800

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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

October 11, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Triplecrown Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 5, 2007
File No. 333-144523

Dear Mr. Reynolds:

On behalf of Triplecrown Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 11, 2007, relating to the above-captioned Registration Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Management, page 68

Conflicts of Interest, page 76

1.

We note your response to prior comments eight and nine, and revised disclosure on page 77 referring to Shine Media Acquisition, Victory Acquisition Corp. and The Carlyle Group. Please revise to provide tabular presentation of the corporate entities to which your officers and directors owe fiduciary duties, including, if applicable, Endeavor Acquisition, Consolidated Capital, NexCen Brands, Ironbound Partners Fund, Cullen Investments Limited, and other corporate entities for which Triplecrown’s potential business opportunities would be appropriate. The table should clearly indicate the priority such entities have relative to Triplecrown. Please advise us whether business opportunities appropriate for Triplecrown and one or more of the other entities would have to be presented first to the other entity or entities, regardless of the agreement to present to Triplecrown, “prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to

Securities and Exchange Commission

October 11, 2007

[Triplecrown] under the Delaware law, subject to pre-existing fiduciary or contractual obligations.” It appears that the agreement favoring Triplecrown and subject to “pre-existing fiduciary or contractual obligations” has no effect on the higher priority the affiliated entities have relative to Triplecrown. Please revise accordingly.

As discussed with the Staff, we will include the revisions set forth on attached pages 77 and 78 of the Registration Statement in the final prospectus to be filed by the Company.

Financial Statements

Notes to Financial Statements

Note 8 - Common Stock, F-11

2.	We reviewed your response to our prior comment 9. Based on your methodology, we note you determined the fair value of the sponsor warrants at the offering date based on the warrant separate trading prices of similar SPACs. As you determined the estimated offering warrant fair value to be $1.13 (i.e. mean of the range analyzed), tell us why you believe it is appropriate to take the present value of this price for 18 months and provide the related discount rate used. Please advise or revise to disclose the $0.13 per warrant ($1.13 fair value—$1.00 purchase price) compensation expense expected to be recorded and it’s impact on your financial condition and results of operations.

The Company determined that trading prices of freely tradable warrants of similarly structured specified purpose acquisition companies are approximately between $0.75 and $1.38, with a mean of $1.13. The Company then conservatively discounted this value by 15% with respect to the sponsors’ warrants. Such a discount was applied to account for the estimated time period during which the sponsors’ warrants would be locked up. The purchasers of the sponsors’ warrants have agreed not to transfer, assign, or sell any such warrants until after the Company consummates its initial business combination. Due to the restrictions on the transferability of the sponsors’ warrants until the consummation of an initial business combination, and the uncertainty of a transaction being consummated, the Company estimates that while not currently determinable, the fair value would be substantially less than the purchase price of $1.00. Additionally the sale of the sponsors’ warrants will occur simultaneously with the consummation of this offering which has not occurred. As such, the fair value of the sponsor warrants is indeterminable at this time. Upon consummation of this offering, the Company will perform a calculation of the fair value of the sponsors’ warrants based on the facts and circumstances at the time. While extremely unlikely, if it is determined that the fair value of the sponsors’ warrants exceeds the purchase price, the Company will record compensation expense for the difference. The Company does not anticipate any compensation expense will be recorded.

Securities and Exchange Commission

October 11, 2007

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Eric J. Watson

Jonathan J. Ledecky